SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Final Period ended October 1, 2002

Commission file number: 1-5256

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN

(Full title of plan)

105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)

(336) 424-6000
(Registrant’s telephone number, including area code)

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
Table of Contents

Page No.

Report of Independent Accountants	4
Statements of Net Assets Available for Benefits, October 1, 2002 and December 31, 2001	5
Statements of Changes in Net Assets Available for Benefits -
For the Period Ended October 1, 2002 and for the years Ended December 31, 2001, and 2000	6
Notes to Financial Statements	7
Supplemental Schedules*
* —	All schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable
Exhibit 23.1 – Consent of Independent Accountants	11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Blue Bell Pension & Profit Sharing Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Blue Bell Savings, Profit Sharing and Retirement Plan

	By:	/s/ Frank C. Pickard Frank C. Pickard III Vice President, Treasurer VF Corporation

Date: March 26,2003

Report of Independent Accountants

To the Participants and Administrator of
Blue Bell Savings, Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blue Bell Savings, Profit Sharing and Retirement Plan (the “Plan”) at October 1, 2002 and December 31, 2001, and the changes in net assets available for benefits for the period ending October 1, 2002 and for the years ended December 31, 2001 and December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note A, the Plan was merged into the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees on October 1, 2002

/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 14, 2003

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	October 1	December 31
	2002	2001

ASSETS
Investments, at fair value
VF Corporation common stock - 0 shares in 2002 300,476 shares in 2001	$0	$11,721,566
Other securities	0	134,921,148

Total investments	0	146,642,714

TOTAL ASSETS	0	146,642,714

Net Assets Available for Benefits	$0	$146,642,714

See notes to financial statements.

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period Ended
	October 1	Years Ended December 31
	2002	2001	2000

Investment loss
Interest	$0	$0	$14,219
Net realized and unrealized depreciation in fair value of investments	(14,072,372)	(10,420,317)	(10,769,080)
Dividends on VF Corporation common stock	117,612	295,436	329,845
Income from mutual funds and bank common trust funds	601,201	2,155,793	8,462,753

	(13,353,559)	(7,969,088)	(1,962,263)

Benefits paid to participants	(25,384,707)	(18,914,068)	(24,094,324)
Expenses (fees)	(51,545)	(66,150)	(87,367)
Transfers out of Plan	(107,852,903)	0	0

Net decrease	(146,642,714)	(26,949,306)	(26,143,954)
Net assets available for benefits at beginning of period	146,642,714	173,592,020	199,735,974

Net assets available for benefits at end of period	$0	$146,642,714	$173,592,020

See notes to financial statements.

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

General — The Blue Bell Savings, Profit Sharing and Retirement Plan (the “Plan”) is an employee contributory defined contribution plan covering all salaried employees of former Blue Bell, Inc. and certain subsidiaries (the “Company”) who met age and service requirements and were employed prior to September 30, 1988. VF Corporation (“VF”) assumed responsibility for sponsorship of the plan following VF’s acquisition of Blue Bell, Inc. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Details of the Plan are available in the booklet “Blue Bell Savings, Profit Sharing and Retirement Plan”.

The Plan was merged into the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees on October 1, 2002.

Vesting — The Plan is frozen, and all participants are fully vested. No further contributions have or will be made by either the Company or participants.

Participant Accounts — Each participant’s account is credited with earnings of Plan investments. Earnings are based upon the balance each of the participants has in each of the respective funds.

Employee accounts are invested at the direction of the employee in one or more of the funds administered by the Plan’s trustees. All Plan assets are managed by Fidelity Management Trust Company with the exception of the Fixed Income Fund, which is managed by UMB Bank, n.a. Participants have the opportunity to change investment elections daily. A participant’s investment election will continue in effect until changed by the participant pursuant to a subsequent investment election. The investment programs and investment objectives of the Plan are as follows:

(a)	Money Market Fund: Monies are invested in a money market fund.

(b)	Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

(c)	Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

(d)	Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

(e)	Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

(f)	Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

(g)	Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

(h)	Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

(i)	Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

(j)	VF Corporation Common Stock Fund: Monies are invested in common stock of VF Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

(k)	Mutual Fund Window (Self Directed Option): The option allows participants to select from over 200 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

Distributions — Distributions to participants or their beneficiaries are payable at the time of normal retirement, early retirement for those who qualify, qualifying layoff, death, or disability while employed by the Company. In addition, participants are entitled annually to withdraw the lesser of up to 25% of their individual account balance or $10,000, for any reason. Various methods are available for settlement of a participant’s vested account balance including lump-sum cash settlement, periodic payments, and purchase of an annuity.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

General — Administrative expenses of the Plan are charged to the Plan. Purchases and sales of securities are recorded on a trade date basis.

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in mutual funds and bank common trusts is based on quoted redemption values on the last business day of the plan year, except for certain bank common trust funds that are valued by the plan trustee. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan provides for common stock and other various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C — INCOME TAXES

The Internal Revenue Service has ruled by letter dated March 5, 1987 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. However, the Blue Bell Pension and Profit Sharing Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D – RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, and Fidelity Management Trust Company and United Missouri Bank (UMB), the Plan’s trustees. Certain plan investments are funds managed by Fidelity and UMB and therefore these transactions qualify as party-in-interest. Fees paid by the Plan to the trustees for investment management services and trust services amounted to approximately $8,700 and $13,500 for the period ended October 1,2002 and year ended December 31, 2001, respectively.

NOTE E — INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	October 1, 2002	December 31, 2001

VF Corporation Common Stock	$0	$11,721,566
(0 and 300,476 shares)
Fidelity Growth & Income Fund	0	31,371,407
(0 and 839,256 shares)
Fidelity Puritan Fund	0	8,221,370
(0 and 465,273 shares)
Fidelity US Equity Index Commingled Pool	0	16,465,629
(0 and 487,870 shares)
ProCapp Fixed Income Fund	0	40,784,583
(0 and 3,512,884 shares)

BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E – INVESTMENTS — continued

     Net realized and unrealized appreciation (depreciation) and year-end fair value of investments included in Net Assets Available for Benefits consisted of the following:

	Net Realized & Unrealized Appreciation
	(Depreciation) in Fair Value for the Period Ended
	October 1, 2002 and Years Ended			Fair Value
	December 31, 2001 and 2000			At October 1 & December 31

	2002	2001	2000	2002	2001

Fair value as determined by Quoted market or stated Redemption price:
VF Corporation Common Stock	$(549,124)	$1,178,622	$2,595,140	$0	$11,721,566
Mutual funds and Bank common trust funds	(15,167,943)	(14,159,954)	(16,196,650)	0	94,136,565

	(15,717,067)	(12,981,332)	(13,601,510)	0	105,858,131

Fair value as determined by Plan trustee:
Bank common trust funds	1,644,695	2,561,015	2,832,430	0	40,784,583

	$(14,072,372)	$(10,420,317)	$(10,769,080)	$0	$146,642,714